

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2015

Via E-mail
Mr. R. Steven Hamner
Chief Financial Officer
Medical Properties Trust, Inc.
1000 Urban Center Drive, Suite 501
Birmingham, AL 35242

> **Re: Medical Properties Trust, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 1-32559**

Dear Mr. Hamner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2014

Financial Statements

3. Real Estate and Loans Receivable

Meridian Transaction, page 82

1.   It appears that you expect the second step of the Meridian Transaction to close in early 2015 and that this transaction is a sale/leaseback transaction where you will be acquiring the property subject to the transaction and then leasing it back to the seller. Please clarify whether you plan to account for the Meridian Transaction as a business combination or asset purchase.   Your response should address the basis for your conclusion and cite the relevant facts, circumstances, and accounting literature relied upon.   In addition, your response should outline all assets acquired and explain whether your acquisition will

include any assets in addition to real estate property such as medical records, medical equipment, licenses, intangibles, and other components of the healthcare operations.

Concentration of Credit Risks, page 90

2. You have disclosed that Prime represented or exceeded 20% of your total assets as of December 31, 2014 and 2013. These assets are leased to Prime under master lease agreements on a long-term, triple net-lease basis. As a result, it appears that financial information related to Prime would be relevant to investors given Prime's concentration to your business. It appears such information was provided in previous years. Please clarify your basis for no longer providing such information and/or amend your 10-K to include such financial information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3468 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Wilson K. Lee

Wilson K. Lee
Senior Staff Accountant